Exhibit 11.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Post-Qualification Offering Circular (Amendment 2) of our audit report dated April 28, 2020, with respect to the balance sheets of Vivos, Inc. as of December 31, 2019 and December 31, 2018, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the years then ended, Our report relating to those financial statements includes an emphasis of matter paragraph regarding an uncertainty about Vivos, Inc.’s ability to continue as a going concern.

We also consent to the references to us under the heading “Experts” in such Offering Statement

/s/ Fruci & Associates II, PLLC
Fruci & Associates II, PLLC
Spokane, Washington
May 20, 2020